January 17, 2008

Mail Stop 4561

*By U.S. Mail and facsimile to (217) 465-0285*

Ms. Ellen M. Litteral
Chief Financial Officer and Treasurer
First BancTrust Corporation
Paris, IL 61944

       **Re:**   **First BancTrust Corporation**
             **Form 10-K for Fiscal Year December 31, 2006**
             **Form 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007 and September 30, 2007**
             **File No. 000-32535**

Dear Ms. Litteral:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,


                  John P. Nolan
                  Accounting Branch Chief